October 21, 2024

Long Long
Chief Executive Officer
Archimedes Tech SPAC Partners II Co.
2093 Philadelphia Pike #1968
Claymont, DE 19703

       Re: Archimedes Tech SPAC Partners II Co.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted September 11, 2024
           CIK No. 0002028516
Dear Long Long:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2024 letter.

Amended Draft Registration Statement
Dilution, page 81

1. We note your revisions in response to prior comment 12. Please further revise your disclosure on pages 81 and 30 to state clearly that you intend to target an initial business combination with a with a target business with an enterprise value that is greater than what you could acquire.
 October 21, 2024
Page 2
Restrictions of Transfers of Founder Shares, page 124

2. We note your revisions in response to comment 9. It remains unclear what exceptions to the restrictions on transfer of the founder shares are referenced in item (g) in the first paragraph on page 124 where you reference (g) "by virtue of... our
sponsor   s
       limited liability company agreement." Please clarify.

       Please contact Kellie Kim at 202-551-3129 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Giovanni Caruso, Esq.